Prenetics Global Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
September 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Katherine Bagley

Re:	Prenetics Global Limited Registration Statement on Form F-3 Filed August 22, 2025 File No. 333-288824

Ladies and Gentlemen:

On behalf of Prenetics Global Limited (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on September 5, 2025 (the “Comment Letter”) to the above-referenced Registration Statement on Form F-3 filed with the Commission by the Company on July 22, 2025, as amended by Amendment No. 1, filed by the Company with the Commission on August 22, 2025 (the “Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing an amendment to the Registration Statement (“Amendment No. 2”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Comment Letter Dated September 5, 2025

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
September 8, 2025

Cover Page

1.Staff’s Comment: We note your revised disclosures in response to comment 9, but your disclosures were not completely responsive to our comment. Please revise your cover page to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and the risk factor disclosure on page 22.

2.Staff’s Comment: Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page, and on the Cash Transfers and Dividend Distribution section on page 17.

Permissions Required from the PRC Authorities for Our Operations, page 14

3.Staff’s Comment: We note your disclosure that based on the advice of your PRC legal counsel, DaHui Lawyers, you believe that you are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to operate your business or to list your securities on a U.S. securities exchange or issue securities to U.S. or other foreign investors. Please file a consent from your PRC legal counsel as an exhibit to your filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a consent from its PRC legal counsel, DaHui Lawyers, as Exhibit 23.6 to Amendment No. 2.

Risk Factors
The net proceeds from the sale of any securities . . ., page 18

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
September 8, 2025

4.Staff’s Comment: We note your revised disclosure that you may use the net proceeds from this offering to purchase additional Bitcoin and “other blockchain-linked cryptocurrencies.” Please reconcile this disclosure with your disclosure in the Use of Proceeds section, which indicates that you plan to acquire only Bitcoin. Please also discuss when and how you plan to identify the additional cryptocurrencies you expect to acquire and hold, and whether the remainder of the Company’s treasury reserve that is not Bitcoin or other cryptocurrencies is intended to be held in cash and cash equivalents.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Use of Proceeds section on page 28, the risk factor disclosure on pages 20-21, and the Business Overview section on page 11.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael S. Lee (by telephone at (212) 549-0358 or by email at michael.lee@reedsmith.com) of Reed Smith LLP.
[Signature Page Follows]

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
September 8, 2025

Very truly yours,

Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Via E-mail:

cc:	Michael S. Lee Reed Smith LLP